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                          December 16, 2020

       David-Alexandre C. Gros, M.D.
       Chief Executive Officer
       Novus Therapeutics, Inc.
       19900 MacArthur Blvd., Suite 550
       Irvine, CA 92612

                                                        Re: Novus Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 11,
2020
                                                            File No. 333-251305

       Dear Mr. Gros:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences